

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2014

Via E-Mail
Daniel Rudewicz
Managing Member
Furlong Financial LLC.
5425 Wisconsin Avenue, Suite 600
Chevy Chase, MD 20815

> **Re: Dynacq Healthcare, Inc.**
> **Schedule TO-T filed February 19, 2014**
> **Filed by Furlong Fund LLC** *et al*
> **File No. 5-53721**

Dear Mr. Rudewicz:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T – Exhibit (a)(5)(A) – Form of Advertisement

1. You have included a "form of advertisement" as Exhibit (a)(5)(A). In your response letter, tell us where this advertisement was published and on what date. We may have further comments.

2. See our last comment above. Tell us how you commenced this Offer and how and when the Offer to Purchase was disseminated. We may have further comments.

Exhibit (a)(1)(A) - Offer to Purchase

Summary of the Offer – How much are you offering to pay?, page 1

3. We note the disclosure that if a dividend is paid on the Shares that are the subject of the offer, you will reduce the offer price by the amount of the dividend. Please note that if a dividend is distributed during the offer period and you intend to reduce the offer price by the amount of the dividend, we believe you must notify shareholders at such time that this occurs through revised offer materials. Depending on the time remaining in the offer, you may also be required to extend the tender offer. Please confirm your understanding in your response letter.

Is your financial condition relevant to my decision to tender my shares in the tender offer?, Page 1

4. Financial statements are not generally considered material in a tender offer when (a) the consideration in the offer consists solely of cash; (ii) the offer is not subject to a financing condition; and either (iii) the offeror is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR or the offer is for all outstanding shares of the subject class. See Instruction 1 to Item 10 of Schedule TO. In this case, you are conducting a partial offer for up to 41.75% of Dynacq's outstanding shares. In addition, Furlong is not a reporting company. Therefore, we believe financial statements would generally be considered material in the context of this offer, in particular because, if the offer is fully subscribed, you will own over 42% of the Company. In addition, you are not an existing shareholder or affiliate about whom shareholders of Dynacq would otherwise have information. Please amend to provide the financial statements required by Item 10 of Schedule TO as to each entity listed as a bidder in the offer.

Until what time can I withdraw previously tendered Shares? Page 3

5. The disclosure here states that shareholders may withdraw tendered securities at "any time after the Expiration Date if the conditions to the Offer are not satisfied on the Expiration Date." If the conditions to the Offer are not satisfied as of the Expiration Date, you as the bidder must promptly return tendered Shares unless you extend the Offer period. See Rule 14e-1(c). Please revise to avoid the implication that it is the obligation of the tendering shareholder to withdraw in order to receive his or her shares back if the Offer fails.

What are the Purchaser's intentions concerning the Company? Page 3

6. You state that the Offer is being made for investment purposes and with no intent to seek control of the Company or change the operations or management of the Company. However, as a 42% shareholder if the Offer is fully subscribed, you would have the

ability to influence the future direction of the Company and its management. Please provide some details about possible future plans, including the right you reserve "at an appropriate time, to exercise [your] rights as a Shareholder to vote on matters subject to a Shareholder vote."

If I decide not to tender, how will the Offer affect my Shares? Page 4

7. You are seeking to purchase up to 41.75% of the outstanding Shares. When combined with the Shares already owned by Furlong and its affiliates, you will own 42.25% of Dynacq's Shares if the offer is fully subscribed. Ella Chan, the wife of Dynacq's former CEO and chairman, owns approximately 58% of the Shares. It would thus appear that possible impact of the Offer would be to eliminate virtually all public Shares and render the Company eligible to deregister and cease reporting under the Exchange Act. This potential effect should be highlighted and clearly disclosed throughout the Offer to Purchase, were the effects of the Offer are described.

Establishment of the Offer Price, Page 5

8. You state that although the Company has "significant assets" ($41,636,327 as of 2013 year-end), its recent history of annual-year income and cash flow losses renders its value $0 in your view. However, in the next sentence, you state that "a CEO with a M.D. degree is uniquely positioned to turnaround a healthcare company's financial performance and the Purchaser is making this Offer because of its belief in the Company's current management team and leadership and ability to change the recent history…" We assume you mean Dr. Eric K. Chan, son of the Company's former deceased CEO, who was appointed CEO, President and member of the Board of Directors in May 2012 and is currently the sole board member of the Company, as of the 2013 Form 10-K filing. Given Mr. Eric Chan's two-year tenure in these positions, explain why you believe he will be able to turn around the losses in future.

9. The disclosure here states that "Purchaser arrived at the Offer Price with the intention of making a profit from the ownership of the Shares." Explain specifically how you would intend to do so, given your disclosure that even before the Offer, the trading volume of the Shares is extremely limited and would become virtually non-existent if the Offer is fully subscribed.

Certain Information Concerning the Purchaser, Page 15

10. We note that you (Daniel Rudewicz) are the sole managing member of Purchaser and Furlong Financial LLC and will be deemed to beneficially own all of the Shares owned by both of those entities. Please explain why you have not included yourself as a bidder in the Offer. For guidance on who should be included as a bidder in the tender offer, please review Section II.D.2 ("Identifying the Bidder in a Tender Offer") of the Current Issues and Rulemaking Projects Outline (November 14, 2000). We may have additional

comments. Note that if you add additional bidders on the Schedule TO, all of the disclosure required by that Schedule must be provided as to that additional filer, to the extent it is not already provided pursuant to General Instruction C.

Conditions of the Offer, Page 16

11. Refer to Offer condition (e) on page17. That condition is implicated if "the Securities and Exchange Commission, during its review process, deems the Offer not in compliance with Section 14(d) of the Exchange Act, Section 14(e) of the Exchange Act, or the corresponding rules promulgated under each section." As you know from this letter, we have identified some possible deficiencies in your offer materials. Revise this condition to clarify whether you are referring to the normal staff review and comment process or a stop order, etc.

Closing Information

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Cory White, Esq. (via email)